Audience: V2 priority

Hi there -

[Personalized copy]. Just resurfacing this in case you missed my last message. Lilu has been hard at work on the R&D of life-changing maternal healthtech and we are now ready to launch our innovations at scale.

To enable this, we have created a crowdfunding equity campaign that allows individuals to invest in the company and become an owner. We have a $50,000 goal, and your investment will convert to equity at our next formal fundraising round. You can invest as little as $100. Every investment is extremely meaningful in helping us reach our goal. As well, your investment is multiplied since one of our main backers, the National Science Foundation, matches all investments up to $700,000.

Please check out our offering here, which includes exclusive discounts for early investors. We are in the private phase of our campaign and we're using this as an opportunity to collect feedback from trusted members of our community. Can you please take a look and let me know what you think of the campaign and share any suggestions? Looking forward to hearing from you!

Audience: investors, advisors, mentors

Hi there -

Exciting news! Lilu has just launched our first ever crowdfunding equity round on Wefunder for our community to invest in us and share in our future upside! What this means is that we would love to welcome our biggest supporters to become investors in our company.

Since our last round, we have been hard at work evolving our technology to achieve product market fit and to create the most advanced suite of maternal tech products on the market. Some highlights include:

- Launched our first product, the Lilu Massager Bra and shipped over 2700 units to breastfeeding moms
- Gathered the support of 300+ lactation experts
- Developed a robust product pipeline with 2 complementary lines of smart product: 1) The Omni Massaging Breast Pump to boost milk output by

55% with our patented massage tech; 2) MilkSense Bra + App to offer powerful lactation and health insights with our proprietary smart sensors
- Awarded $1M in grant funding by the National Science Foundation to develop the MilkSense Bra + App
- Hired an outstanding team with unique track-record leading engineering, marketing, operations and onboarded an all-Star Advisory Board including Dr. Diane Spatz, a world renowned lactation expert and Kara Forney, the founder of the Bump.

I would love your support to kick the raise off with a bang. Wefunder's data shows that a strong start from our most avid supporters is incredibly important for a successful round. You can read more about Lilu, the terms of the offering, and reserve a spot to be an investor here. We're also extending special terms to early investors, so don't miss out.

Lastly, you can support us by spreading the word about the campaign by clicking share on our Wefunder.

Audience: customers

Hey there -

We have some exciting news! Lilu has just launched our first ever crowdfunding equity round on Wefunder for our community to invest in us and share in our future upside! What this means is that we would love to welcome our biggest supporters (you!) to become investors in our company.

We have been hard at work evolving our technology to achieve product market fit and to create the most advanced suite of maternal tech products on the market. Some highlights to note include:

- Launched our first product, the Lilu Massager Bra and shipped over 2500 units to breastfeeding moms
- Gathered the support of over 300 lactation experts
- Developed a robust product pipeline with 2 complementary lines of smart product: 1) The Omni Massaging Breast Pump to boost milk output by 55% with our patented massage tech; 2) MilkSense Bra + App to offer powerful lactation and health insights with our smart sensors
- Awarded $1M in grant funding by the National Science Foundation to develop the MilkSense Bra + App
- Hired an outstanding team with unique track-record leading engineering, marketing, operations and onboarded an all-Star Advisory Board including Dr. Diane Spatz, a world renowned lactation expert and Kara Forney, the founder of the Bump

We have been extremely fortunate to have the support of the mommy community and hearing from moms about how our products have positively impacted their breastfeeding journey and changed their lives for better is what keeps us going.

We want to thank you for being a loyal customer by giving you an opportunity to walk this journey with us. Rather than exclusively sharing our success with a small group of millionaire investors, we're utilizing Wefunder to facilitate investment from our grassroots community.

I would love your support to kick the raise off with a bang. Wefunder's data shows that a strong start from our most avid supporters is incredibly important for a successful round. You can read more about Lilu, the terms of the offering, and reserve a spot to be an investor here. We're also extending special terms to early investors, so don't miss out.

Lastly, you can support us by spreading the word about the campaign by clicking share on our Wefunder.

Audience: friends & family

Subject: Lilu Is Live On WeFunder

Hey there -

I have some exciting news! Lilu has just launched our first ever crowdfunding equity round on Wefunder for our community to invest in us and share in our future upside! What this means is that we would love to welcome our biggest supporters to become investors in our company.

We have been hard at work evolving our technology to achieve product market fit and to create the most advanced suite of maternal tech products on the market. Some highlights to note include:

- Launched our first product, the Lilu Massager Bra and shipped over 2500 units to breastfeeding moms
- Gathered the support of over 300 lactation experts
- Developed a robust product pipeline with 2 complementary lines of smart product: 1) The Omni Massaging Breast Pump to boost milk output by 55% with our patented massage tech; 2) MilkSense Bra + App to offer powerful lactation and health insights with our smart sensors
- Awarded $1M in grant funding by the National Science Foundation to develop the MilkSense Bra + App
- Hired an outstanding team with unique track-record leading engineering, marketing, operations and onboarded an all-Star Advisory Board

including Dr. Diane Spatz, a world renowned lactation expert and Kara Forney, the founder of the Bump

We want to thank you for supporting us from the beginning by giving you an opportunity to walk this journey with us. Rather than exclusively sharing our success with a small group of millionaire investors, we're utilizing Wefunder to facilitate investment from our grassroots community.

I would love your support to kick the raise off with a bang. Wefunder's data shows that a strong start from our most avid supporters is incredibly important for a successful round. You can read more about Lilu, the terms of the offering, and reserve a spot to be an investor here. We're also extending special terms to early investors, so don't miss out.

Lastly, you can support us by spreading the word about the campaign by clicking share on our Wefunder.

Hi {{FirstName}},

Just floating this to the top of your inbox so you don't miss the opportunity to invest in Lilu, a pioneering maternal healthtech brand, backed by the National Science Foundation.

We are currently running a Wefunder campaign, which allows individuals to angel invest in Lilu directly. At the moment we are in the private phase of the campaign, which means you will receive access to exclusive terms.

We would love to get your feedback on our campaign. Please let me know if you have any questions or need further information. I'm happy to share more on a 15-minute call — feel free to schedule a time here. Thank you so much for your support.

Thank you,

{{Sender.Signature}}

Hi {{FirstName}},

My name is {{Sender.FirstName}}, and I'm the founder of Lilu, a pioneering women's health brand with patented robotics and IoT tech developed by MIT and UPenn engineers, backed by the National Science Foundation.

I'm reaching out regarding an opportunity to invest in one of the most exciting brands in the maternal tech market, with the audacious mission of making postpartum care more comfortable, efficient, and pain-free for new moms.

We just opened our first ever equity crowdfunding campaign on Wefunder, and I'm pleased to invite you to participate in the private phase of this round as an early investor, which includes access to exclusive terms.

In the last 6 years, Lilu has created a suite of smart tech products to empower breastfeeding moms. After the remarkable success of our inaugural product, the Lilu Massage Bra, we expanded our focus to tackle both the physical and mental challenges that come with new motherhood. Proceeds from this raise will fund the launch the next generation of breastfeeding products: the Omni Breast Pump and MilkSense Bra + Lactation Insights App.

To sweeten the deal even further, your investment will be multiplied by the National Science Foundation's matching scheme, up to $700k in non-dilutive capital.

We hope you join us on our mission to help moms to provide breastmilk for their babies while also caring for themselves. As well, I'm happy to share more on a 15-minute call — feel free to schedule a time here. Thank you!

{{Sender.Signature}}

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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